

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 5, 2023

Steven DeMartino
President, CFO, Treasurer & Secretary
Transact Technologies Inc.
One Hamden Center
2319 Whitney Ave
Suite 3B
Hamden, CT 06518

**Re: Transact Technologies Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 28, 2023
File No. 000-21121**

Dear Steven DeMartino:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9A. Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 28

1.  We note your disclosures where you indicate that management, including your CEO and CFO, has concluded that your consolidated financial statements, included in this Form 10-K, fairly present, in all material respects, your financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles, and that they can be relied upon. Please amend your filing to provide management's conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2022. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology